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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------



                                   F O R M 6-K

                      Pursuant to Section 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of January 2001



                                 RADVISION LTD.
                              (Name of Registrant)




                 24 Raoul Wallenberg St., Tel Aviv 69719 Israel
                     (Address of Principal Executive Office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F X        Form 40-F __


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes __             No  X


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                                 RADVISION LTD.





6-K Items

1. RADVision Ltd. Press Release dated January 3, 2001 re announcement of its fourth quarter and fiscal 2000 earnings results on February 6, 2001 and election to make $3,750,000 prepayment of future royalty to Israeli Chief Scientist to maximize operating flexibility.





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                                                                          ITEM 1

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FOR IMMEDIATE RELEASE

  Corporate Contacts:
  David Seligman                            Karen Gurwitz
  Chief Financial Officer                   Dir. Corporate Communications
  RADVision, Ltd.                           RADVision, Inc.
  Tel: 972.3.645.5446                       Tel: 201.529.4300, x305
  Seligman@tlv.radvision.com                kgurwitz@radvision.com

  Investor Contacts:
  Jody Burfening/Sanjay Hurry
  Lippert/Heilshorn & Assoc.
  Tel: 212.838.3777
  jbs@lhai.com



                  RADVISION'S PRELIMINARY RESULTS IN LINE WITH
                 EXPECTATIONS, EXCLUDING ONE-TIME DISCRETIONARY
                                   PREPAYMENT

   - Company Elects to Make $3,750,000 Prepayment Of Future Royalty to Israeli
              Chief Scientist to Maximize Operating Flexibility -

     Tel Aviv, Israel, January 3, 2001 -- RADVision Ltd. (NASDAQ: RVSN), the leading provider of award-winning, industry-standard products and technology for real-time voice and video communication over IP, expects fourth quarter revenue to reach approximately $15.0 million to $15.2 million. Revenue was $5.6 million for the same period in 1999 and $12.7 million in the third quarter of 2000. Excluding the prepayment, the Company expects to report operating income for the fourth quarter of approximately $600,000 and net income, of approximately $2,000,000 or $0.09 - $0.10 per diluted share. For the same period last year, the Company had an operating loss of $1,768,000 and a net loss of $1,779,000 or $0.13 cents per diluted share.

     RADVision will announce its fourth quarter and fiscal 2000 earnings results, as well as detailed guidance for the first quarter and full year of fiscal 2001, on February 6, 2001.

                                    - more -

     RADVision has elected to prepay in full its future royalty payments to the Israeli Chief Scientist as a means of ensuring maximum operating flexibility and reducing future costs. The royalty payments are the result of financing provided by the Chief Scientist for the Company's research and development efforts. Under Israeli law, royalties based on certain percentages of revenues derived from products funded by the Chief Scientist must be paid to the Treasury of the State of Israel. As a result of the prepayment, the Company will report a $3,750,000 one-time charge as part of its fourth quarter results and will be released from its royalty obligations and the associated interest expense in the future.

     Including the one-time prepayment, the Company expects to report an operating loss for the quarter of approximately $3,150,000 and net loss of approximately $1,750,000 or $0.07 - $0.08 per diluted share.

     RADVision expects to report revenue for fiscal 2000 of $45.7 million to $45.9 million compared to $17.6 million for fiscal 1999 and net income, excluding the prepayment, of approximately $3.8 million to $3.9 million compared to net loss of $2.7 million for fiscal 1999.

Fourth Quarter And Fiscal 2000 Earnings Conference Call
-------------------------------------------------------

Conference call and audio webcast information will be posted to the RADVision web site, www.radvision.com, as of January 26, 2001. Please check the web site thereafter for additional details.

About RADVision
---------------

RADVision is a leading provider of products and technology that enable real-time voice, video, and data communications over packet networks, including the Internet and other networks based on the Internet protocol or IP. RADVision's products and technology are used by RADVision customers to develop systems that enable enterprises and service providers to use next generation packet networks for real-time IP communications. RADVision is actively involved in the development of the industry standards that are driving the emergence and growth of the use of packet networks for real-time communications, and was the first-to-market with enabling technology and the products required for the transmission of real-time voice, video and data over packet networks.

                                    - more -



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As a result,  RADVision is well  positioned to lead the market with products and technology that enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to next generation packet networks. The company's products and technology include standards-based gateways, conferencing bridges, gatekeepers and software toolkits. For more information, please visit our website at: www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVision's filings with the Securities and Exchange Commission, including RADVision's Form F-1 registration statement.

                                       ###




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                                   SIGNATURES




     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  RADVISION LTD.
                                                 ----------------
                                                   (Registrant)



                                                   By   /s/David Seligman
                                                        -----------------

                                                       David Seligman
                                                       Chief Financial Officer


Dated: January 5, 2001